August 21, 2020

VIA EDGAR

Division of Corporation Finance Office of Healthcare & Insurance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Jennifer Lopez and Mara Ransom
Re:	Responses to the Securities and Exchange Commission Staff Comments dated July 9, 2020, regarding Acreage Holdings, Inc. Registration Statement on Form S-3 Filed June 22, 2020 File No. 333-239332

Dear Sir/Madam:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the July 9, 2020 letter regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Acreage Holdings, Inc. (the “Company”, “we,” “our,” or “us”) filed on June 22, 2020. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment (“Amendment No. 1”) to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Registration Statement on Form S-3

General

Staff Comment No. 1.

We note that your exclusive forum provision in your Articles of Incorporation identifies the Supreme Court of British Columbia, Canada and the Court of Appeal of British Columbia as the exclusive forum for certain litigation. Please disclose in the registration statement whether this provision applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please provide risk factor disclosure describing any risks to investors, including any uncertainty as to whether a court would enforce such provision.

August 21, 2020

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on the following pages of Amendment No. 1: pages 7 and 9 of the first prospectus, pages 8 and 10 of the second prospectus, pages 9 and 14 of the third prospectus and pages 8 and 12 of the fourth prospectus to clarify that it is uncertain whether the forum selection provision applies to actions arising under U.S. federal securities laws, and if it does, whether a British Columbia Court would enforce such provision given that, under United States law, investors cannot waive compliance by the Company with U.S. federal securities laws. We have further clarified that if the forum selection clause does in fact apply to such actions arising under U.S. federal securities laws and a British Columbia court were to enforce Article 30 of the Company’s Articles of Incorporation, it is nevertheless true that investors cannot waive compliance by the Company with U.S. federal securities laws and the rules and regulations thereunder, which would seemingly include procedural and therefore likely jurisdictional provisions. We have also clarified that it is uncertain, however, that a breach of U.S. securities law would, in and of itself, give rise to a direct cause of action in British Columbia. The Company believes that if a British Columbia Court were to enforce Article 30 in an action brought by an investor against the Company under U.S. federal securities laws, the investor would be obliged to bring such action in a British Columbia Court, and prove U.S. federal securities laws by expert evidence in such an action.

Staff Comment No. 2.

We note that you have not incorporated by reference Exchange Act filings made prior to the effective date of the registration statement. In that regard, please revise to incorporate by reference your Quarterly Report on Form 10-Q filed on June 30, 2020. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on the following pages of Amendment No. 1: page 12 of the first prospectus, page 17 of the second prospectus, page 14 of the third prospectus and page 12 of the fourth prospectus to incorporate by reference its Quarterly Report on Form 10-Q filed on June 30, 2020 into each prospectus.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (347) 952-6840, or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely, Acreage Holdings, Inc. /s/ Glen Leibowitz Glen Leibowitz Chief Financial Officer

cc:	James Guttman, Dorsey & Whitney LLP